Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in millions except Ratio of Earnings to Fixed Charges)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income Before Provision for Income Taxes and Equity in Net Income of Affiliates	$322.7	$203.6	$280.0	$340.2	$386.3
Add Back: Fixed Charges
Interest Expense	59.7	53.1	51.0	43.3	40.7
Interest Component of Rental Expense[1]	11.0	10.8	9.1	8.5	8.7
Earnings As Adjusted	$393.4	$267.5	$340.1	$392.0	$435.7
Fixed Charges:
Interest Expense	$59.7	$53.1	$51.0	$43.3	$40.7
Interest Component of Rental Expense	11.0	10.8	9.1	8.5	8.7
Total Fixed Charges	$70.7	$63.9	$60.1	$51.8	$49.4
Ratio of Earnings to Fixed Charges	5.6	4.2	5.7	7.6	8.8
1 Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of our facilities under operating leases.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges	5.6x	4.2x	5.7x	7.6x	8.8x

	2017	2016	2015	2014	2013
Rent Expense Under Operating Leases	33.1	32.4	27.4	25.5	26.1
@ 33.33%	11.0	10.8	9.1	8.5	8.7